NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 14, 2015, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 31, 2015 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Excel Trust Incorporated and BRE Retail Centers Corporation, an affiliate of The Blackstone Group L.P became effective on July 31, 2015. Each Share of Common Stock Excel Trust Incorporated was converted into $15.85 in cash per share. Additionally, $25.00 per share plus accrued and unpaid dividends, if any, to, but not including, the closing date for each share of Excel Trust Incorporated 8.125% Series B Cumulative Redeemable Preferred Stock held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 31, 2015.